Exhibit 99.1

Stellantis to Announce First Quarter 2026
Financial Results on April 30

AMSTERDAM, April 17, 2026 – Stellantis N.V. announced that it will release its First Quarter 2026 Financial Results on Thursday, April 30, 2026.

A live audio webcast and conference call will take place at 2:00 p.m. CEST / 8:00 a.m. EDT, with the related press release and presentation materials expected to be posted in the Investors section of the Company’s website at approximately 8:00 a.m. CEST / 2:00 a.m. EDT.

Access details for the presentation are available in the Investors section of the Company’s corporate website. A replay will be available following the live event.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com